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KARL LOEPKE · 2nd

Distillarista / Crashtronaut

Melrose Park, Illinois · 500+ connections · **Contact info**

Skeptic Distillery Co

 **University of Illinois at Urbana-Champaign**

About

When I was a kid, I wanted to be an astronaut. That didn't quite work out, so I started a distillery that would allow me to bring outer space down to Earth.

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503 followers

 **Thanks Ken!**

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Experience

Owner

Skeptic Distillery Co

Nov 2016 – Present · 3 yrs

Melrose Park, IL

Skeptic Distillery fuses science with craft to create entirely unique and extremely flavorful gins as well as premium ultra-smooth vodka. We use a unique process known generally as "cold vacuum distillation" and other special processes to create exceptionally smooth and flavorful products. We invite you to try them and see for yourself how much higher your spirits can be lifted!

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Owner

Karben Chemical LLC

Nov 2016 – Present · 3 yrs

Melrose Park, IL

Karben Chemical is a commercial and small-scale Fluorinated Solvent Manufacturer/Importer. Our products meet the highest industry standards, and are produced using the latest technology and unique processes. We provide companies around the world with our dependable chemistry.